Exhibit 2

Consolidated Financial Statements
(Expressed in millions of United States dollars)

GLAMIS GOLD LTD.

Years ended December 31, 2004, 2003 and 2002

Management’s Responsibility

The accompanying consolidated financial statements and all of the data included in this annual report have been prepared by and are the responsibility of management of the Company. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and reflect management’s best estimates and judgements based on currently available information. The Company has developed and maintains systems of internal accounting controls in order to assure, on a reasonable and cost-effective basis, the reliability of its financial information, and that assets are safeguarded from loss.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises its responsibilities through the Audit Committee of the Board which meets with the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the financial statements before they are presented to the Board of Directors for approval.

The consolidated financial statements have been audited by KPMG LLP Chartered Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

/s/ (signed)	/s/ (signed)

C. Kevin McArthur	Cheryl S. Maher
President and	Vice President Finance and
Chief Executive Officer	Chief Financial Officer
February 10, 2005	February 10, 2005

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Glamis Gold Ltd. as at December 31, 2004 and 2003 and the consolidated statements of operations, deficit and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

/s/ signed

KPMG LLP

Chartered Accountants

Vancouver, Canada
February 4, 2005, except for note 17
     which is as of February 10, 2005

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the changes described in note 2(g) and note 2(i) to the consolidated financial statements as at December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004. Our report to the shareholders dated February 4, 2005, except for note 17 which is as of February 10, 2005, is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors report when the changes are properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants

Vancouver, Canada
February 4, 2005, except for note 17
     which is as of February 10, 2005

GLAMIS GOLD LTD.

Consolidated Balance Sheets
(Expressed in millions of United States dollars)

December 31, 2004 and 2003

	2004	2003
		(restated-
		note 2(g)

Assets

Current assets:
Cash and cash equivalents	$27.0	$126.1
Accounts and interest receivable	2.8	12.3
Inventory (note 4)	25.7	16.7
Prepaid expenses and other	1.3	1.1

	56.8	156.2

Mineral property, plant and equipment (note 5)	542.3	364.6

Other assets (note 6)	14.2	13.3

	$613.3	$534.1

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$24.8	$9.4
Site closure and reclamation costs, current	0.9	1.3
Taxes payable	3.7	0.1

	29.4	10.8
Site closure and reclamation costs (note 7)	7.6	5.7

Long-term debt (note 8)	30.0	—

Future income taxes (note 11)	86.0	82.9

	153.0	99.4
Shareholders’ equity:
Share capital (note 9):
Authorized:
200,000,000 common shares without par value 5,000,000 preferred shares, CDN$10 par value, issuable in Series
Issued and fully paid:
130,863,953 (2003 - 130,133,678) common shares	472.7	465.4
Contributed surplus	16.5	6.0
Deficit	(28.9)	(36.7)

	460.3	434.7

	$613.3	$534.1

Commitments and contingencies (notes 5, 6, 7 and 15)
Subsequent event (note 17)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

Director	Director

GLAMIS GOLD LTD.

Consolidated Statements of Operations
(Expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2004, 2003 and 2002

	2004	2003	2002
		(restated -	(restated -
		note 2(g))	note 2(g))

Revenue	$94.7	$84.0	$80.8

Costs and expenses:
Cost of sales	43.9	41.6	41.1
Depreciation and depletion	20.8	17.7	18.8
Exploration	4.1	5.6	3.2
General and administrative	7.2	5.9	4.6
Other	0.7	0.4	0.4

	76.7	71.2	68.1

Earnings from operations	18.0	12.8	12.7

Interest and other income (note 10)	8.7	4.4	2.3

Earnings before income taxes	26.7	17.2	15.0

Provision for (recovery of) income taxes (note 11):
Current	3.9	0.2	0.4
Future	1.9	(1.2)	0.8

	5.8	(1.0)	1.2

Net earnings for the year	$20.9	$18.2	$13.8

Earnings per share:
Basic	$0.16	$0.14	$0.14
Diluted	0.16	0.14	0.14

Weighted average common shares outstanding:
Basic	130,538,559	128,118,980	98,823,366

Diluted	131,986,158	129,738,017	100,390,248

See accompanying notes to consolidated financial statements

GLAMIS GOLD LTD.

Consolidated Statements of Deficit
(Expressed in millions of United States dollars)

Years ended December 31, 2004, 2003 and 2002

	2004	2003	2002
		(restated -	(restated-
		note 2(g))	note 2(g))

Deficit, beginning of year:
As previously reported	$(39.8)	$(57.8)	$(71.5)
Adjustment for site closure and reclamation costs (note 2(g))	3.1	2.9	2.8

As restated	(36.7)	(54.9)	(68.7)

Adjustment for stock-based compensation (note 2(i))	(13.1)	—	—

Net earnings for the year	20.9	18.2	13.8

Deficit, end of year	$(28.9)	$(36.7)	$(54.9)

See accompanying notes to consolidated financial statements.

GLAMIS GOLD LTD.

Consolidated Statements of Cash Flows
(Expressed in millions of United States dollars)

Years ended December 31, 2004, 2003 and 2002

	2004	2003	2002
		(restated -	(restated -
		note 2(g))	note 2(g))

Cash flows from operating activities:
Net earnings for the year	$20.9	$18.2	$13.8
Non-cash items:
Depreciation and depletion	20.8	17.7	18.8
Future income taxes	1.9	(1.2)	0.8
Gain on sale of investments and property	(6.9)	(1.6)	—
Other	0.7	0.8	0.4

	37.4	33.9	33.8

Changes in non-cash operating working capital:
Accounts and interest receivable	2.1	(4.5)	(1.0)
Taxes recoverable/payable	2.5	0.4	(0.2)
Inventory	(8.5)	(0.2)	(4.3)
Prepaid expenses and other	(0.2)	(0.4)	0.1
Accounts payable and accrued liabilities	15.4	1.1	2.4
Site closure and reclamation expenditures	(2.8)	(3.3)	(2.5)

Net cash provided by operating activities	45.9	27.0	28.3

Cash flows from (used in) investing activities:
Business acquisitions, net of cash acquired (note 3)	—	(1.6)	(6.1)
Purchase of mineral property, plant and equipment, net of disposals	(191.3)	(72.0)	(24.7)
Proceeds from sale of investments and mineral property	13.3	6.8	0.5
Purchase of other assets, net of disposals	(1.7)	(1.2)	(2.2)

Net cash used in investing activities	(179.7)	(68.0)	(32.5)

Cash flows from financing activities:
Proceeds from issuance of common shares	4.7	7.1	118.3
Proceeds from long-term debt	30.0	—	—

Net cash provided by financing activities	34.7	7.1	118.3

Increase (decrease) in cash and cash equivalents	(99.1)	(33.9)	114.1

Cash and cash equivalents, beginning of year	126.1	160.0	45.9

Cash and cash equivalents, end of year	$27.0	$126.1	$160.0

Supplemental disclosures of cash flow information:
Cash paid (received) during the year for:
Interest	$(1.0)	$(2.8)	$(0.9)
Taxes	0.2	(3.6)	0.7

Non-cash financing and investing activities (notes 3 and 12)

See accompanying notes to consolidated financial statements.

GLAMIS GOLD LTD.

Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2004, 2003 and 2002

1.	Nature of operations:

The Company and its wholly owned subsidiaries are engaged in the exploration, development and extraction of precious metals principally in the States of California and Nevada in the United States of America, and in Honduras, Mexico and Guatemala.

2.	Significant accounting policies:

(a)	Generally accepted accounting principles:

These consolidated financial statements have been prepared in accordance with accounting principles and practices that are generally accepted in Canada, which conform, in all material respects, with those generally accepted in the United States, except as explained in note 16.

(b)	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and its proportionate share of the accounts of joint ventures in which the Company has an interest. All material intercompany transactions and balances have been eliminated.

(c)	Cash equivalents:

Cash equivalents are highly liquid investments, such as term deposits with major financial institutions, having a maturity of three months or less at acquisition, that are readily convertible to contracted amounts of cash.

(d)	Inventory:

(i)	Finished goods inventory is metals available for sale and is stated at the lower of cost and net realizable value.

(ii)	Work-in-progress inventory, which consists of ore on leach pads and crushed ore and in-circuit material at properties with milling operations, is valued at the lower of average production cost and net realizable value. Production costs relate to the cost of placing the ore on the leach pad or into the mill circuit and include direct mining, crushing, agglomerating and conveying costs, as applicable, for the different mine operations. These costs are charged to operations in cost of sales on the basis of ounces of gold recovered. Based upon actual gold recoveries and operating plans, the Company continuously evaluates and refines estimates used in determining the costs charged to operations and the carrying value of costs associated with the ore on the leach pads or in process at the mill.

(iii)	Supplies and spare parts inventory is stated at the lower of average cost and replacement cost.

GLAMIS GOLD LTD.

Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2004, 2003 and 2002

2. Significant accounting policies (continued):

(e)	Mineral property, plant and equipment:

(i)	Mineral property acquisition and mine development costs:

The Company holds interests in mineral properties in various forms, including fee lands, patented or unpatented mining claims, prospecting licenses, exploration and exploitation concessions, mineral leases and surface rights. All of the interests are capitalized as mineral property acquisition costs (note 5).

(A)	Property acquisition and mine development costs are recorded at cost and amortized by the unit-of-production method based on estimated recoverable reserves. Pre-production expenditures and revenues are capitalized until the commencement of commercial production. If it is determined that the deferred costs related to a property are not recoverable over its productive life, those costs will be written down to fair value as a charge to operations in the period such determination is made.

(B)	Mine development costs for current production are charged to operations as incurred. Mine development costs incurred to expand operating capacity, develop new ore bodies or develop mine areas in advance of current production are deferred and then amortized on a unit-of-production basis. General and administrative costs are expensed as incurred.

(C)	Interest and amortization of deferred financing costs on project financing for mine development is capitalized to mine development costs while construction and development activities at the property are in progress. When the property is placed into production, those deferred costs are included in the amortization of mine development costs.

(D)	Exploration expenditures on properties not advanced enough to identify their development potential are charged to operations as incurred. Expenditures incurred on non-producing properties identified as having development potential, as evidenced by a positive economic analysis of the project, are deferred.

(ii)	Plant and equipment:

Plant and equipment is stated at cost less accumulated depreciation. Mills and leach pads are depreciated on a unit-of-production basis over estimated recoverable reserves expected to be processed from the mill or leach pad. Mining equipment and other asset categories are depreciated using the straight-line method over their estimated useful lives. The estimated useful lives for mining equipment and major asset categories range from three to ten years. Replacements and major improvements are capitalized. Capital spares are recorded in plant and equipment and expensed or depreciated, as appropriate, when placed into service.

GLAMIS GOLD LTD.

Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2004, 2003 and 2002

2.	Significant accounting policies (continued):

(f)	Impairment of long-lived assets:

Effective January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants Handbook Section 3063, “Impairment of Long-Lived Assets” (“HB 3063”). HB 3063 requires the Company to assess the impairment of long-lived assets, which consist primarily of mineral property, plant and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used are measured by a comparison of the carrying value of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the amount of the impairment is measured by the amount by which the carrying amount of the asset exceeds its fair value. Prior to adoption of HB 3063, the amount of the impairment was measured as the difference between the carrying value and the recoverable amount.

For the Company, adoption of HB 3063 had no impact on results of operations previously presented.

(g)	Site closure and reclamation costs:

Minimum standards for site closure and mine reclamation have been established by various governmental agencies that affect certain operations of the Company. A reserve for future site closure and mine reclamation costs has been established based upon the estimated costs to comply with existing reclamation standards. Effective January 1, 2004, the Company retroactively adopted the Canadian Institute of Chartered Accountants Handbook Section 3110, “Asset Retirement Obligations” (“HB 3110”). HB 3110 requires that the fair value of a liability for an asset retirement obligation, such as site closure and reclamation costs, be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company is required to record the estimated present value of future cash flows associated with site closure and reclamation as a liability when the liability is incurred and increase the carrying value of the related assets for that amount. Subsequently, these asset retirement costs will be amortized to expense over the life of the related assets using the unit-of-production method. At the end of each period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs). Prior years’ financial statements have been restated to apply the provisions of the new accounting policy for site closure and reclamation costs. On adoption of the new standard, at December 31, 2003, the Company increased mineral property, plant and equipment by $3.5 million (2002 — $3.3 million), decreased site closure and reclamation liabilities by $0.3 million (2002 — $0.2 million), increased future income tax liabilities by $0.7 million (2002 — $0.7 million) and recorded a $3.1 million (2002 — $2.8 million) reduction to deficit, for the difference between the above amounts and the amounts previously recorded in the Company’s financial statements. Net earnings for the years ended December 31, 2003 and 2002 have been increased by $0.2 million and $0.1 million respectively, as a result of this change.

GLAMIS GOLD LTD.
Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2004, 2003 and 2002

2.	Significant accounting policies (continued):

(h)	Revenue recognition:

Revenue is recognized when metal is delivered and title passes. Costs incurred or premium income received on forward sales or options contracts are recognized in revenue when the contracts expire or production is delivered. Changes in the fair value of the related asset or liability are recognized in earnings, unless the contract qualifies for hedge accounting treatment.

(i)	Stock-based compensation:

The Company has stock-based management incentive plans, which are described in note 9(b). Effective January 1, 2002, stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, are accounted for using the fair value method. No compensation cost was recorded for all other stock-based employee compensation awards. Consideration paid by employees on the exercise of stock options is recorded as share capital.

Effective January 1, 2004, the Company retroactively adopted the amended Canadian Institute of Chartered Accountants Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments” (“HB 3870”). HB 3870 requires the use of the fair-value method to calculate all stock-based compensation associated with granting stock options to employees and directors, and the inclusion of that expense in the statement of operations. Prior to January 1, 2004, the Company disclosed the effects of the fair-value method in the notes to the financial statements and did not recognize stock-based compensation relating to stock options granted to employees and directors in the statement of operations. Under the revised accounting policy, the Company measures stock-based compensation on the date of the grant and recognizes this cost over the vesting period of the options in results from operations. The cumulative effect of this change in accounting for stock-based compensation of $13.1 million, determined as of January 1, 2004, for stock options granted on or after January 1, 2002, is reported separately in the consolidated statement of deficit and as an adjustment to contributed surplus. The fair value of options granted on or after January 1, 2002 and exercised prior to January 1, 2004 of $1.4 million has been recorded as an adjustment to share capital, with an offsetting reduction to contributed surplus as at January 1, 2004. As allowed under the provisions of HB 3870, prior periods have not been restated to apply the provisions of the revised accounting policy for stock-based compensation.

GLAMIS GOLD LTD.
Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2004, 2003 and 2002

2.	Significant accounting policies (continued):

(j)	Income taxes:

The Company accounts for income taxes using the asset and liability method. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and losses carried forward. Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

(k)	Earnings per share:

Basic earnings per share is calculated by dividing net earnings by the weighted average number of shares outstanding for the year. Diluted earnings per share is calculated using the treasury stock method which, for outstanding stock options, assumes that the proceeds to be received on the exercise of stock options are applied to repurchase common shares at the average market price for the period, for purposes of determining the weighted average number of shares outstanding.

(l)	Translation of foreign currencies:

The Company has subsidiaries and joint ventures in Canada, the United States, Honduras, Mexico and Guatemala. The primary currency of operations for the Company and its subsidiaries and joint ventures is the U.S. dollar. Transactions denominated in currencies other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect on the transaction date or at an average rate. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars using the exchange rate in effect on the balance sheet date. Foreign currency gains and losses arising from translation of balances are included in the determination of net earnings for the period.

(m)	Estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of mineral reserves, reclamation and environmental obligations, impairment of long-lived assets, useful lives for depreciation, depletion and amortization, measurement of work-in-process and finished goods inventory and valuation allowances for future tax assets. Actual results could differ from those estimates.

GLAMIS GOLD LTD.
Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2004, 2003 and 2002

2.	Significant accounting policies (continued):

(n)	Comparative figures:

Certain of the prior years’ comparative figures have been reclassified to conform to the presentation adopted for the current year.

3.	Business acquisition:

On July 16, 2002, the Company completed the acquisition, by way of a plan of arrangement, of Francisco Gold Corp. (“Francisco”), a Canadian public company. Francisco’s principal assets were the El Sauzal gold project in Chihuahua, Mexico and the Marlin gold project in San Marcos, Guatemala.

Under the plan of arrangement, each issued Francisco share was exchanged for 1.55 common shares of the Company and one share in Chesapeake Gold Corp. (“Chesapeake”), a new exploration company formed by Francisco. In addition, prior to completion of the closing of the transaction, Francisco transferred to Chesapeake cash of CDN$1.50 per share for each issued share of Francisco (CDN$25.0 million), certain early stage Nicaraguan exploration assets and a 2% net smelter return royalty on Francisco’s Guatemalan projects outside the Marlin project area. The Company retained a right to acquire a 5% stake in Chesapeake (based on its initial capitalization) through a three year share purchase warrant.

The Company issued 25.8 million common shares to the shareholders of Francisco under the terms of the plan of arrangement and issued 1,674,000 stock options to directors, officers and employees of Francisco exercisable at prices between CDN$3.07 and CDN$4.04 per share in exchange for their existing Francisco stock options. The Company has accounted for this acquisition using the purchase method, as follows:

Net assets acquired, at fair value:
Cash and cash equivalents	$1.4
Other current assets	0.2
Mineral properties	197.1

198.7

Accounts payable and accrued liabilities	(0.8)
Future income taxes	(60.0)

$137.9

Consideration given:
Issuance of 25,843,808 common shares of the Company	$124.5
Issuance of stock options	5.9
Transaction costs	7.5

$137.9

GLAMIS GOLD LTD.
Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2004, 2003 and 2002

3.	Business acquisition (continued):

During the year ended December 31, 2003, the Company paid a further $1.6 million and issued a further 2.2 million common shares of the Company, at a price of CDN$13.50 per share, to the former owners of the Marlin project, pursuant to the plan of arrangement with Francisco. The $22.3 million additional consideration for the acquisition of Francisco was allocated as follows:

Mineral properties	$32.3
Future income taxes	(10.0)

$22.3

4.	Inventory:

	2004	2003

Finished goods	$2.5	$1.2
Work-in-progress	17.3	12.2
Supplies and spare parts	5.9	3.3

	$25.7	$16.7

5.	Mineral property, plant and equipment:

		2003
		(restated -
	2004	note 2(g))

Producing properties, net	$313.9	$74.1
Non-producing properties, net	228.4	290.5

	$542.3	$364.6

(a)	Producing properties:

		Mineral
		property	Mine		Accumulated
	Plant and	acquisition	development		depreciation
2004	equipment	costs	costs	Sub-total	& write-downs	Total

San Martin, Honduras	$34.5	$13.4	$25.5	$73.4	$(38.4)	$35.0
Marigold, Nevada	45.9	9.2	25.0	80.1	(29.0)	51.1
El Sauzal, Mexico	73.3	105.6	55.7	234.6	(7.2)	227.4
Rand, California	18.6	14.1	28.5	61.2	(61.0)	0.2
Other	0.9	—	—	0.9	(0.7)	0.2

Total	$173.2	$142.3	$134.7	$450.2	$(136.3)	$313.9

GLAMIS GOLD LTD.
Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2004, 2003 and 2002

5.	Mineral property, plant and equipment (continued):

(a)	Producing properties (continued):

		Mineral			Accumulated
		property	Mine		depreciation
	Plant and	acquisition	development		and
2003 (restated-note 2(g))	equipment	costs	costs	Sub-total	write-downs	Total

San Martin, Honduras	$31.1	$13.4	$24.8	$69.3	$(29.1)	$40.2
Marigold, Nevada	29.8	9.2	14.9	53.9	(21.1)	32.8
Rand, California	34.6	14.1	28.5	77.2	(76.4)	0.8
Other	0.9	—	—	0.9	(0.6)	0.3

Total	$96.4	$36.7	$68.2	$201.3	$(127.2)	$74.1

At December 31, 2004 and 2003, all of the Company’s producing properties are held 100%, except for the Marigold Mine, which is 66-2/3% owned. The Company’s producing properties are subject to royalties pursuant to the terms of the underlying acquisition, option or lease agreements, which range up to 7% of net smelter returns and provide for minimum payments which vary with the price of gold aggregating approximately $1.0 million per year.

(b)	Non-producing properties:

		Mineral			Accumulated
		property	Mine		depreciation
	Plant and	acquisition	development		and
2004	equipment	costs	costs	Sub-total	write-downs	Total

Marlin, Guatemala	$62.9	$123.1	$42.9	$228.9	$(0.7)	$228.2
Imperial, California	0.1	3.3	10.9	14.3	(14.3)	—
Cerro Blanco, Guatemala	0.1	8.0	—	8.1	(8.1)	—
Other	0.1	—	0.2	0.3	(0.1)	0.2

Total	$63.2	$134.4	$54.0	$251.6	$(23.2)	$228.4

		Mineral			Accumulated
		property	Mine		depreciation
	Plant and	acquisition	development		and
2003	equipment	costs	costs	Sub-total	write-downs	Total

El Sauzal, Mexico	$22.6	$105.6	$26.5	$154.7	$(3.1)	$151.6
Marlin, Guatemala	7.8	123.1	8.0	138.9	(0.1)	138.8
Imperial, California	0.1	3.3	10.9	14.3	(14.3)	—
Cerro Blanco, Guatemala	0.1	8.0	—	8.1	(8.1)	—
Other	0.1	—	0.1	0.2	(0.1)	0.1

Total	$30.7	$240.0	$45.5	$316.2	$(25.7)	$290.5

GLAMIS GOLD LTD.

Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2004, 2003 and 2002

5.	Mineral property, plant and equipment (continued):

(b)	Non-producing properties (continued):

(i)	El Sauzal Project:

The El Sauzal Project was acquired in 2002 (note 3) and is an advanced-stage gold property located in the state of Chihuahua, Mexico. The Company owns 100% of the project. A feasibility study on the project was completed prior to closing of the acquisition of Francisco. Construction of the mine was completed in 2004 and the property commenced commercial production in the fourth quarter of 2004. Accordingly, for the year ended December 31, 2004, the El Sauzal property was reclassified to producing properties.

(ii)	Marlin Project:

The Marlin Project was acquired in 2002 (note 3) and at the time, was an advanced-exploration-stage gold-silver property located in the state of San Marcos, Guatemala. The Company owns 100% of the project. During 2003, a feasibility study on the project was completed, and based on that feasibility study, construction and engineering costs through 2005 are expected to be approximately $140 million.

(iii)	Cerro San Pedro Project:

The Cerro San Pedro Project was acquired in 2000 as an advanced-stage gold-silver property located in the state of San Luis Potosi, Mexico. The Company completed its earn-in of a 50% interest in the project during 2001.

Under a Share Purchase Agreement effective February 12, 2003, the Company agreed to sell its 50% interest in the Cerro San Pedro Project to Metallica Resources Inc. (“Metallica”) for proceeds of $13.0 million plus contingent payments of $5.0 million based on the project being put into commercial production, and a net smelter return royalty of up to 2%, depending on the price of gold. The Company received $2.0 million on closing of this transaction, $5.0 million on August 12, 2003 and $6.0 million on February 12, 2004, which was accrued at December 31, 2003. The Company recorded a gain on the sale of its interest in the project of $1.5 million during 2003. On March 24, 2004, the Company sold the royalty to Metallica for $2.25 million and received the $5.0 million of contingent payments due under the Share Purchase Agreement. This $7.25 million has been reflected as other income in the statement of operations, and the $13.25 million received during the year ended December 31, 2004 as cash flows from investing activities in the statement of cash flows.

(iv)	Imperial Project:

The Imperial Project consists of a 100% interest in certain unpatented mining claims located in eastern Imperial County in the State of California. Gold production will be subject to a net smelter return royalty of 1-1/2%.

GLAMIS GOLD LTD.

Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2004, 2003 and 2002

5.	Mineral property, plant and equipment (continued):

(b)	Non-producing properties (continued):

(iv)	Imperial Project (continued):

Due to the U.S. Department of Interior decision to formally deny the operating permit for the Imperial Project on January 16, 2001, the $14.3 million of deferred costs on the project were written down at December 31, 2000. In November 2001, the denial of the project was formally vacated by the Department of the Interior. In 2002 the Company recommenced the permitting process for the Imperial Project. In this connection, the Bureau of Land Management (“BLM”) completed a validity examination of the unpatented mining claims comprising the project and concluded that the mining claims are valid. However, during 2003, legislative and administrative actions were taken by the State of California to require that any new open pit metallic mines be completely back-filled at the completion of mining. Management believes these actions were taken directly to attempt to delay or stop the Company’s Imperial Project, as a requirement to back-fill renders the project uneconomic. Consequently, the Company has filed a Notice of Arbitration against the United States pursuant to the North American Free Trade Agreement. The Notice alleges that the Company’s property rights comprising its Imperial Project in California have been unlawfully taken by various actions of the United States and the State of California, for which it is entitled to compensation. The Company is seeking recovery of the value of the Imperial Project, pre- and post-award interest and various costs incurred by the Company. The Company cannot predict how long it may take to complete this legal process or what the ultimate resolution may be.

(v)	Cerro Blanco Project:

The Cerro Blanco Project is an advanced-stage gold property consisting of a 100% interest in one granted concession and eight concession applications in the state of Jutiapa, Guatemala. Based on economic conditions at the time and uncertainty over the recoverability of the deferred costs, the Company wrote-down the costs to a nominal amount in 2000. Exploration work is continuing on the project.

(vi)	Other:

Effective February 25, 2004, the Company sold its 50% interest in the Metates Property in Mexico to American Gold Capital Corporation (“American Gold”), a TSX Venture Exchange-listed company. The Company received 5,000,000 shares of American Gold, 3,750,000 of which are held in escrow at December 31, 2004, to be released over the period to February 2007. A gain of $0.7 million on this sale has been included in other income in the statement of operations.

GLAMIS GOLD LTD.

Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2004, 2003 and 2002

5.	Mineral property, plant and equipment (continued):

(c)	Interests in joint ventures:

The Company’s 66-2/3% interest in the Marigold Mine and 50% interest in the Cerro San Pedro Project (to the date of disposition) are reflected in these consolidated financial statements on a proportionate basis. The Company’s share of the joint ventures’ assets, liabilities, revenues and expenses included in the consolidated financial statements are as follows:

	2004	2003
		(restated -
		note 2(g))

Current assets	$10.8	$9.9
Non-current assets	50.5	32.2

	$61.3	$42.1

Current liabilities	$4.0	$2.6
Non-current liabilities	4.4	2.7

	$8.4	$5.3

	2004	2003	2002
		(restated-note 2(g))

Revenue from production	$38.1	$35.2	$17.6
Expenses	25.9	24.2	14.3

Earnings from operations	$12.2	$11.0	$3.3

Cash provided by operations	$19.5	$17.4	$7.2
Cash used in investing activities	(23.9)	(14.1)	(18.2)

6.	Other assets:

	2004	2003

Restricted deposits (a)	$10.7	$9.5
Future income taxes (note 11)	—	3.0
Sales taxes recoverable	0.8	0.8
Shares of American Gold (quoted market value of shares not held in escrow — $0.9 million) (note 5(b)(vi))	0.7	—
Payments advanced on project construction	1.2	—
Other	0.8	—

	$14.2	$13.3

GLAMIS GOLD LTD.

Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2004, 2003 and 2002

6.	Other assets (continued):

(a)	Restricted deposits:

The Company provides financial guarantees to regulatory authorities as security for future site closure and reclamation costs for the Company’s operations (see note 7). As at December 31, 2004, the Company had $2.1 million in reclamation bonds outstanding (2003 - $3.8 million), for which the Company has provided collateral in the form of certificates of deposit totaling $1.1 million (2003 — $1.1 million). Additional letters of credit issued as security are collateralized with certificates of deposit totaling $9.3 million (2003 — $8.4 million) that earn interest at fixed rates between 2.15% and 2.36% (2003 — 1.02% and 1.04%). Fees on the bonds and letters of credit range from 0.5% to 1.1% (2003 — 0.5% to 1%). Additional certificates of deposit totaling $0.3 million have also been posted as collateral with various regulatory authorities.

7.	Site closure and reclamation:

	2004	2003	2002
		(restated-note 2(g))

Balance, beginning of year	$7.0	$9.1	$10.6
Liabilities incurred in the current year	3.8	0.8	0.6
Site closure and reclamation costs incurred	(2.8)	(3.3)	(2.5)
Accretion expense	0.5	0.4	0.4

Balance, end of year	$8.5	$7.0	$9.1

Allocated between:
Current portion	$0.9	$1.3	$2.4
Non-current portion	7.6	5.7	6.7

	$8.5	$7.0	$9.1

The Company’s operations are affected by federal, state and local laws and regulations concerning environmental protection. Under current regulations, the Company is required to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities. The Company’s provisions for future site closure and reclamation costs are based on known requirements. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

Assumptions used in the determination of the site closure and reclamation liabilities are as follows:

	Marigold	San Martin	El Sauzal	Marlin	Rand	Total

Estimated cost	$13.2	$3.1	$0.5	$0.5	$1.3	$18.6
End of mine life	2012	2009	2014	2014	2002
Discount rate	5%	5%	5%	5%	5%

GLAMIS GOLD LTD.

Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2004, 2003 and 2002

8.	Long-term debt:

On June 30, 2004, the Company signed a loan agreement with International Finance Corporation, a division of the World Bank. The facility provides for up to $45.0 million in funding for development of the Company’s Marlin Project in Guatemala. The facility is available for drawdown until December 31, 2005, with any funds drawn repayable over three years at a six-month LIBOR plus 2.625%-based interest rate. The facility is secured by a pledge of the Company’s shares in the related Guatemalan subsidiaries. As at December 31, 2004, there was $30.0 million outstanding under the facility. The current interest rate is 4.775%; interest is payable semi-annually. Repayments are scheduled to begin in January 2007 and will be made semi-annually through July 2009. For the year ended December 31, 2004, $1.2 million of interest and deferred financing costs associated with this facility were capitalized to the Marlin Project mineral property.

9.	Share capital:

(a)	Issued and fully paid:

	Number of shares	Amount

Balance as at December 31, 2001	83,283,462	$194.8
Issued during the year:
Upon acquisition of Francisco (note 3)	25,843,808	124.5
For cash consideration on exercise of share purchase warrants	300,000	0.6
For cash consideration under the terms of directors’ and employees’ stock options	2,690,095	7.1
For cash consideration of CDN$13.15 per share pursuant to an underwriting agreement dated November 13, 2002	13,915,000	110.6
Shares cancelled due to previous reorganization	(54,250)	—

Balance as at December 31, 2002	125,978,115	437.6
Issued during the year:
For cash consideration under the terms of directors’ and employees’ stock options	1,839,550	6.9
To former Montana Gold Corp. shareholders under the terms of the Plan of Arrangement with Francisco (note 3)	2,247,486	20.7
Shares issued due to previous reorganization	68,527	0.2

Balance as at December 31, 2003	130,133,678	465.4
Cumulative adjustment for change in accounting for stock-based compensation (note 2(i))	—	1.4
Issued during the year:
Pursuant to the terms of directors’ and employees’ stock options	734,700	5.9
Shares cancelled due to previous reorganization	(4,425)	—

Balance as at December 31, 2004	130,863,953	$472.7

GLAMIS GOLD LTD.

Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2004, 2003 and 2002

9.	Share capital (continued):

(b)	Stock-based management incentive plans:

The Company has a stock option plan that allows it to grant options to its employees, officers and directors to acquire up to 7.0 million common shares. The exercise price of each option equals the trading price for the common shares on the Toronto Stock Exchange before the date of the grant. Options have a maximum term of five years and, subject to certain specific exceptions, terminate one year following the termination of the optionee’s employment. Once approved and vested, options are exercisable at any time.

The continuity of directors’ and employees’ stock options is as follows:

	2004		2003		2002
		Weighted		Weighted		Weighted
		average		average		average
	Number	exercise	Number	exercise	Number	exercise
	of options	price (CDN$)	of options	price (CDN$)	of options	price (CDN$)

Outstanding, beginning of year	4,100,700	$11.95	4,720,250	$6.76	3,279,115	$3.78
Granted during the year	15,000	21.87	1,220,000	21.92	2,462,700	10.30
Issued on conversion of Francisco employees’ and directors’ stock options (note 3)	—	—	—	—	1,674,000	3.24
Exercised during the year	(734,700)	8.24	(1,839,550)	5.21	(2,690,095)	2.66
Cancelled during the year	—	—	—	—	(5,470)	5.89

Outstanding, end of year	3,381,000	$12.80	4,100,700	$11.95	4,720,250	$6.76

Exercisable	3,373,500	$12.80	4,100,700	$11.95	4,558,900	$6.57

Details of stock options outstanding as at December 31, 2004 are as follows:

Range of	Number	Weighted average	Weighted average
exercise prices (CDN$)	outstanding	remaining life	exercise price (CDN$)

$2.18 - $3.07	747,500	0.6	$3.04
$4.04 - $5.60	60,000	1.8	5.60
$7.38 - $7.44	620,000	2.2	7.38
$10.50 - $13.09	785,700	2.8	12.98
$16.56 - $19.03	99,800	3.6	17.62
$21.00 - $23.00	1,068,000	3.9	22.60

	3,381,000	2.6	$12.80

GLAMIS GOLD LTD.

Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2004, 2003 and 2002

9.	Share capital (continued):

(b)	Stock-based management incentive plans (continued):

For the year ended December 31, 2004, the Company recorded stock-based compensation of $0.1 million related to options granted to employees. Prior to January 1, 2004, no compensation cost was recorded in these financial statements for stock options granted to employees. If the fair value method had been used to determine compensation cost for all stock options granted to employees on or after January 1, 2002, that vested in the period, the Company’s net earnings and earnings per share for the years ended December 31, 2003 and 2002 would have been as follows:

	As reported	Fair value of options	Pro-forma
	(restated-note 2(g))	granted and vested	(restated-note 2(g))

Year ended December 31, 2003:
Net earnings	$18.2	$7.9	$10.3
Basic earnings per common share	$0.14		$0.08
Diluted earnings per common share	$0.14		$0.08

Year ended December 31, 2002:
Net earnings	$13.8	$5.2	$8.6
Basic earnings per common share	$0.14		$0.09
Diluted earnings per common share	$0.14		$0.08

The fair value of stock options was estimated using the Black-Scholes option pricing model with the following assumptions:

	2004	2003	2002

Risk-free interest rate	2.55%	3.34%	3.69%
Annual dividends	—	—	—
Expected stock price volatility	55%	55%	50%
Expected life	2.5 years	2.5 years	2.5 years
Weighted average fair value per option granted	$5.97	$6.12	$4.00

The above calculations of the fair values of options granted and vested and pro forma amounts do not include the effect of options granted prior to January 1, 2002.

The Company also has a stock-based management incentive plan that allows it to grant rights for a holder to receive the appreciation in the value of the stock-based right over the stated base price in cash. As at December 31, 2004 and 2003, there were no share appreciation rights outstanding. Total expense incurred by the Company in 2004 upon exercise of stock appreciation rights was nil (2003 — nil; 2002 — $0.1 million).

During 2004, the Company received shareholder approval to institute a share equity incentive plan which allows the Company to grant restricted stock to employees. Of the 1,000,000 shares available under the plan, none have been granted.

GLAMIS GOLD LTD.

Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2004, 2003 and 2002

10.	Interest and other income:

	2004	2003	2002
		(restated-note 2(g))

Interest	$0.9	$2.8	$0.9
Foreign exchange gain (loss)	(0.5)	(0.4)	0.8
Gain on sales of mineral property, plant and equipment (notes 5(b)(iii) and 5(b)(vi))	7.9	1.5	—
Other income	0.4	0.5	0.6

	$8.7	$4.4	$2.3

11.	Income taxes:

The provision for income taxes differs from the Canadian statutory rate as follows:

	2004		2003		2002
	Amount	Rate	Amount	Rate	Amount	Rate
			(restated – note 2(g))		(restated – note 2(g))
Income tax expense (benefit) computed at statutory rates	$8.7	32.5%	$6.4	37.6%	$5.9	39.6%
Foreign tax rates different from statutory rate	(3.0)	(11.2)	(1.8)	(10.3)	(2.8)	(18.8)
Effect of tax rate changes	(3.6)	(13.5)	—	—	—	—
Change in valuation allowance	4.9	18.4	(4.5)	(26.5)	(1.8)	(12.2)
Other	(1.2)	(4.5)	(1.1)	(6.4)	(0.1)	(0.4)

	$5.8	21.7%	$(1.0)	(5.6)%	$1.2	8.2%

GLAMIS GOLD LTD.

Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2004, 2003 and 2002

11.	Income taxes (continued):

(a)	Future income tax assets and liabilities:

The significant components of the Company’s future income tax assets and liabilities at December 31, 2004 and 2003 are as follows:

		2004	2003
			(restated -
			note 2(g))

Future income tax assets:
U.S. and Canada:	Mineral property, plant and equipment	$4.1	$5.2
	Reclamation and other liabilities not currently deductible for tax	1.0	0.7
	Losses carried forward and alternative minimum tax credits	17.3	13.4
Mexico:	Losses carried forward	4.2	5.9
Guatemala:	Mineral property, plant and equipment	0.7	0.7
	Losses carried forward	2.7	2.2

Total future income tax assets		30.0	28.1
Valuation allowance		(30.0)	(25.1)

Future income tax assets, net of allowance		—	3.0

Future income tax liabilities:
U.S. and Canada:	Mineral property, plant and equipment	3.0	2.9
Honduras:	Mineral property, plant and equipment	10.0	9.8
Mexico:	Mineral property, plant and equipment	27.1	30.2
Guatemala:	Mineral property, plant and equipment	45.9	40.0

Total future income tax liabilities		86.0	82.9

Net future income tax liabilities		$86.0	$79.9

Allocated between:
Future income tax asset		$—	$(3.0)
Future income tax liabilities		86.0	82.9

Total future income tax liabilities		$86.0	$79.9

(b)	Potential future tax benefits:

At December 31, 2004, the Company has Canadian losses and tax pools of approximately $34.8 million, United States operating losses of approximately $29.8 million, Mexican operating losses of approximately $73.1 million, and Guatemalan tax deductions of approximately $8.3 million, which may be carried forward and used to reduce certain taxable income in future years. The Canadian tax pools are without expiry, and the Canadian, U.S. and Mexican losses and the Honduran and Guatemalan deductions expire at various dates prior to 2024. The future income tax assets related to these losses and deductions have been offset by a valuation allowance.

GLAMIS GOLD LTD.

Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2004, 2003 and 2002

11.	Income taxes (continued):

(c)	Future income taxes:

For 2004, 2003 and 2002, the future income tax expense was due primarily to tax-effecting the earnings from the San Martin mine and (in 2004) the El Sauzal mine, resulting in future income tax expense of $1.9 million (2003 — $1.8 million; 2002 — $0.8 million). In addition, the Mexican Congress on November 12, 2004 approved a tax reform bill which resulted in a reduction in the corporate income tax rates. The re-valuation of the future income tax liabilities from the El Sauzal Mine was predominately offset by an increase in valuation allowance in the United States. In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of taxable income in the future during the periods in which those temporary differences become deductible or expire. Management considers the scheduled reversal of future income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

12.	Non-cash investing activities:

During the years ended December 31, 2003 and 2002, the Company issued common shares and options pursuant to the agreement to acquire all the issued and outstanding shares of Francisco. During the year ended December 31, 2004, the Company received shares of American Gold on the sale of a mineral property. These non-cash transactions can be summarized as follows:

	2004	2003	2002

Consideration paid through the issuance of common shares (note 3)	$—	$(20.7)	$(124.5)
Consideration paid through the issuance of stock options (credited to contributed surplus) (note 3)	—	—	(5.9)
Shares of American Gold received on sale of mineral property(note 5(b)(vi))	0.7	—	—

	$0.7	$(20.7)	$(130.4)

13.	Financial instruments and financial risk management:

(a)	Hedging:

In order to protect against the impact of declining gold prices, the Company has a policy that enables it to enter into forward sales and option contracts to effectively provide a minimum price for a portion of inventory and future production. Contracted prices on forward sales and options are recognized in revenues as designated production is delivered to meet commitments.

As at December 31, 2004, 2003 and 2002, the Company had no forward sales or option contracts outstanding.

GLAMIS GOLD LTD.

Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2004, 2003 and 2002

13.	Financial instruments and financial risk management (continued):

(b)	Carrying value and fair value of financial instruments:

The Company’s financial instruments consist of cash and cash equivalents, accounts and interest receivable, investments, accounts payable and accrued liabilities, taxes payable and long-term debt. Other than investments and long-term debt, the carrying amounts of the Company’s financial instruments approximate their fair values due to the short term to maturity of such instruments. At December 31, 2004, the quoted market value of the investment in American Gold shares received in 2004 is $0.9 million. Management believes that the carrying value of long-term debt approximates fair value at December 31, 2004, due to its market-based interest rate.

(c)	Credit risk:

The Company monitors the financial condition of its customers and counterparties to contracts and considers the risk of material loss to be remote.

(d)	Foreign currency risk:

The Company is exposed to fluctuations in foreign currencies through its foreign operations primarily in Honduras, Mexico, Guatemala and Canada. The Company monitors this exposure, but had no hedge positions at December 31, 2004, 2003 and 2002.

14.	Segmented information:

The Company’s operating segments, based on the way management organizes and manages its business, are by significant mineral property (note 5) as noted below. The accounting policies of all segments are consistent with those outlined in note 2 — significant accounting policies.

		San		El
2004	Rand	Martin	Marigold	Sauzal	Marlin	Other	Total

Revenue	$5.5	$42.8	$38.1	$8.3	$—	$—	$94.7
Cost of sales	3.3	19.8	18.0	2.8	—	—	43.9
Depreciation and depletion	0.6	9.3	7.1	2.2	—	1.6	20.8
Other operating expenses	0.2	0.3	0.9	0.5	0.1	10.0	12.0
}

Earnings (loss) from operations	1.4	13.4	12.1	2.8	(0.1)	(11.6)	18.0
Other income (loss)	0.1	(0.7)	0.1	0.1	—	9.1	8.7

Earnings (loss) before taxes	$1.5	$12.7	$12.2	$2.9	$(0.1)	$(2.5)	$26.7

Cash from (used in) operating activities (1)	$2.3	$19.3	$19.5	$5.1	$(0.1)	$(8.7)	$37.4

Capital expenditures	$—	$3.5	$23.9	$80.7	$83.2	$0.1	$191.4

Total assets	$2.4	$52.8	$70.8	$234.9	$230.7	$21.7	$613.3

(1)	Before non-cash operating working capital changes and site closure and reclamation expenditures.

GLAMIS GOLD LTD.

Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2004, 2003 and 2002

14.	Segmented information (continued):

		San		El
2003 (restated-note 2(g))	Rand	Martin	Marigold	Sauzal	Marlin	Other	Total

Revenue	$12.1	$36.7	$35.2	$—	$—	$—	$84.0
Cost of sales	8.1	17.4	16.1	—	—	—	41.6
Depreciation and depletion	1.7	9.3	6.7	—	—	—	17.7
Other operating expenses	0.1	0.3	1.6	—	3.0	6.9	11.9

Earnings (loss) from operations	2.2	9.7	10.8	—	(3.0)	(6.9)	12.8
Other income (loss)	0.2	(0.6)	0.1	—	—	4.7	4.4

Earnings (loss) before taxes	$2.4	$9.1	$10.9	$—	$(3.0)	$(2.2)	$17.2

Cash from (used in) operating activities (1)	$4.2	$18.5	$17.8	$—	$(3.0)	$(3.6)	$33.9

Capital expenditures	$—	$3.5	$14.1	$43.8	$16.1	$0.3	$77.8

Total assets	$5.7	$54.3	$50.1	$155.9	$139.5	$128.6	$534.1

		San		El
2002 (restated-note 2(g))	Rand	Martin	Marigold	Sauzal	Marlin	Other	Total

Revenue	$21.5	$41.7	$17.6	$—	$—	$—	$80.8
Cost of sales	17.0	14.3	9.8	—	—	—	41.1
Depreciation and depletion	3.0	11.8	4.0	—	—	—	18.8
Other operating expenses	0.2	0.5	0.6	—	0.5	6.4	8.2

Earnings (loss) from operations	1.3	15.1	3.2	—	(0.5)	(6.4)	12.7
Other income (loss)	—	(0.3)	0.1	—	—	2.5	2.3

Earnings (loss) before taxes	$1.3	$14.8	$3.3	$—	$(0.5)	$(3.9)	$15.0

Cash from (used in) operating activities (1)	$4.5	$26.7	$7.4	$—	$(0.5)	$(4.3)	$33.8

Capital expenditures	$—	$4.2	$17.7	$1.9	$0.7	$8.0	$32.5

Total assets	$17.4	$58.9	$35.0	$108.3	$92.8	$165.4	$477.8

(1)	Before non-cash operating working capital changes and site closure and reclamation expenditures.

GLAMIS GOLD LTD.

Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2004, 2003 and 2002

15.	Commitments and contingencies:

(a)	Operating leases:

The Company has entered into operating leases for office premises and equipment that provide for minimum annual lease payments totaling up to $0.6 million per year for the next five years.

(b)	Capital expenditures:

At December 31, 2004, the Company had committed to contracts for equipment totaling $1.0 million (Company’s share — $0.6 million) to be used in the expansion at the Marigold Mine. Contracts for $20.4 million relating to engineering and construction at the Marlin Project, $1.2 million for construction at the San Martin Mine, and $0.5 million for equipment and services at the El Sauzal Mine had also been committed to.

(c)	Legal claims:

In addition to the legal matter regarding the Company’s Imperial Project, (note 5(b)(iv)), at December 31, 2004, the Company’s mine in Honduras continues to be the subject of legal claims associated with the permitting, construction, underlying property agreements and operation of the mine. Although the outcome of these matters is not determinable at this time, the Company believes none of these claims will have a material adverse effect on the Company’s financial position or results of operations.

16.	Differences between Canadian and United States generally accepted accounting principles:

Accounting practices under Canadian and United States generally accepted accounting principles, as they affect the Company, are substantially the same, except for the following:

(a)	Accounting for income taxes:

United States accounting principles require the use of the asset and liability method of accounting for income taxes, which is comparable to Canadian accounting principles. However, as a result of the method by which the Company elected to adopt this Canadian standard in 2000, a difference arises effective January 1, 2000 between Canadian accounting principles and United States accounting principles. Canadian accounting principles allowed the Company to charge opening deficit with the $6.7 million additional future income tax liability required to be recognized on adoption of the new Canadian standard. Under United States accounting principles, this charge would have been recorded as an increase to the San Martin and Cerro Blanco mineral properties at the time of the business acquisition (the carrying value of the Cerro Blanco mineral property was subsequently written off).

As a result, under United States accounting principles, at December 31, 2004, mineral property, plant and equipment for the San Martin Mine would be increased by $2.0 million (2003 — $2.5 million) over the amount presented under Canadian accounting principles, with a corresponding reduction in deficit. The resulting increase in depreciation and depletion charges as these costs are amortized would have reduced reported earnings for 2004 by $0.5 million (2003 — $0.5 million; 2002 — $0.8 million) under United States accounting principles.

GLAMIS GOLD LTD.

Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2004, 2003 and 2002

16.	Differences between Canadian and United States generally accepted accounting principles (continued):

(b)	Stock based compensation:

Effective January 1, 2004, the Company adopted the amended Canadian accounting standard for stock-based compensation which requires the use of the fair value method to calculate all stock-based compensation associated with granting stock options.

For purposes of the reconciliation to United States accounting principles, the Company has adopted Statement of Financial Accounting Standards (“SFAS”) No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”, which is similar to the new amended Canadian standard, in fiscal 2004. Accordingly, adoption of these new Canadian and U.S. standards does not result in a significant difference in the calculation of stock-based compensation expense. However, the transitional provisions under the United States standard allow the effects of the fair value method to be accounted for under the modified prospective method, which requires the accounting for stock-based compensation expense subsequent to the date of adoption as if the fair value method was applied to all options granted since January 31, 1995. As a result, the adjustments to deficit, share capital and contributed surplus made under Canadian accounting principles, would not be made under United States accounting principles.

Prior to January 1, 2004, under United States accounting principles, stock-based compensation was accounted for based on a fair value methodology, although the effects could be disclosed in the notes to the financial statements rather that in the statement of operations. The method was comparable to Canadian accounting principles adopted in 2002. However, as a result of the amended Canadian standard not requiring retroactive application, details of the fair value of options granted prior to 2004, but earned during 2003 and 2002, are required to be disclosed for United States regulatory purposes.

Had the Company determined compensation cost based on the fair value at the grant date for its stock options, the Company’s earnings for the year ended December 31, 2003 and 2002 under United States accounting principles, would have changed to the pro forma amounts indicated below:

	2003	2002

Earnings for the year under United States accounting principles	$20.6	$12.9
Compensation expense based on fair value of options granted and vested	7.9	5.4

Pro forma earnings for the year	$12.7	$7.5

Pro forma earnings per share	$0.10	$0.08

There is no difference in stock-based compensation expense between Canadian and United States accounting principles for 2004.

GLAMIS GOLD LTD.

Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2004, 2003 and 2002

16.	Differences between Canadian and United States generally accepted accounting principles (continued):

(c)	Accounting for interests in joint ventures:

Under United States accounting principles, interests in joint ventures are generally required to either be consolidated or accounted for by the equity method. However, interests in unincorporated joint ventures in the natural resource industry may be accounted for by proportionate consolidation, as under Canadian accounting principles. As the Company’s 66-2/3% interest in the Marigold Mine and 50% interest in the Cerro San Pedro (to the date of disposition), are held through unincorporated joint ventures, there is no difference between United States and Canadian accounting principles.

(d)	Exploration expenditures:

United States accounting principles requires exploration expenditures on mineral properties prior to the completion of a definitive feasibility study, which establishes proven and probable reserves, to be expensed as incurred. Under Canadian accounting principles, these costs may be deferred. In the Company’s case, application of U.S. accounting principles does not result in a material difference in these consolidated financial statements.

(e)	Accounting for asset retirement obligations:

The new Canadian accounting standard for asset retirement obligations (HB 3110) is substantially the same as United States SFAS 143 that was applicable to the Company’s 2003 fiscal year for United States accounting purposes. However, the $2.9 million reduction in deficit as at January 1, 2003 under Canadian accounting principles, which includes the $2.8 million as an adjustment to deficit as at January 1, 2002 and $0.1 million as the increase in earnings for the year ended December 31, 2002, would have been recorded in earnings as a cumulative change in accounting principle for the year ended December 31, 2003 under United States accounting principles. There would be no differences between the balance sheets as at December 31, 2004 and December 31, 2003 or between the statement of operations for the year ended December 31, 2004 prepared under United States accounting principles for this matter, compared to the balance sheets and statement of operations presented under Canadian accounting principles.

GLAMIS GOLD LTD.

Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2004, 2003 and 2002

16.	Differences between Canadian and United States generally accepted accounting principles (continued):

(f)	Accounting for investments in debt and equity securities:

SFAS No. 115, “Accounting for Investments in Debt and Equity Securities”, requires that portfolio investments that have readily determinable fair values and are held principally for sale in the near term be presented at fair value with their unrealized holding gains and losses included in earnings. Investments that have readily determinable fair values and, while not held principally for sale in the near term, are available-for-sale, must also be presented at fair value with their holding gains and losses reported in a separate component of shareholders’ equity until realized. Both these types of investments are presented on a cost basis under Canadian accounting principles. Under United States accounting principles, other assets and unrealized holding gains in shareholders’ equity at December 31, 2004 would each be increased by $0.2 million (December 31, 2003 — nil), based on the quoted market price of the Company’s investments, which would be included in other comprehensive income for the year ended December 31, 2004.

(g)	Comprehensive income:

Generally accepted accounting principles in the United States require that the Company classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings (deficit) and contributed surplus in the equity section of the balance sheet.

Under United States accounting principles, other comprehensive income for the year ended December 31, 2004, which consists of changes in the unrealized holding gains on investments held, would be a gain of $0.2 million (2003 – nil; 2002 – loss of $0.2 million).

(h)	Supplemental disclosures for business acquisitions:

United States accounting principles requires that for the period in which a material business combination is completed, the notes to the financial statements of the combined entity disclose certain supplemental information, which may be unaudited, on a pro forma basis. In the Company’s case, if the acquisition of Francisco completed during 2002 had been completed at January 1, 2002, for purposes of the 2002 pro forma operating results, the Company’s operating results would have been as follows:

2002
(restated-note 2(g))

(unaudited)
Pro forma revenues	$80.8
Pro forma earnings for the year	12.2
Pro forma earnings per share	0.11

GLAMIS GOLD LTD.

Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2004, 2003 and 2002

16.	Differences between Canadian and United States generally accepted accounting principles (continued):

The reconciliation of net earnings for the year as shown in these consolidated financial statements to net earnings for the year in accordance with United States accounting principles, and to comprehensive income for the year using United States accounting principles, is as follows:

	2004	2003	2002
		(restated-note 2(g))

Net earnings for the year in these consolidated financial statements	$20.9	$18.2	$13.8
Adjustment for differences in accounting for income taxes	(0.5)	(0.5)	(0.8)
Cumulative effect of adjustment for differences in accounting for site closure and reclamation costs	—	2.9	(0.1)

Net earnings for the year using United States accounting principles	20.4	20.6	12.9
Other comprehensive income, net of tax:
Change in unrealized holding gains on investments	0.2	—	(0.2)

Comprehensive earnings for the year using United States accounting principles	$20.6	$20.6	$12.7

Basic earnings per share before cumulative effect of change in accounting principle	$0.16	$0.14	$0.13

Diluted earnings per share before cumulative effect of change in accounting principle	$0.16	$0.14	$0.13

Basic earnings per share	$0.16	$0.16	$0.13

Diluted earnings per share	$0.16	$0.16	$0.13

The reconciliation of deficit as shown in these financial statements to deficit under United States accounting principles is as follows:

	2004	2003

		(restated -
		note 2(g))
Deficit in accordance with Canadian accounting principles	$(28.9)	$(36.7)
Adjustment for differences in accounting for income taxes	2.0	2.5
Adjustment for stock-based compensation	13.1	—
Other	(0.5)	(0.5)

	$(14.3)	$(34.7)

GLAMIS GOLD LTD.

Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2004, 2003 and 2002

16.	Differences between Canadian and United States generally accepted accounting principles (continued):

Mineral property, plant and equipment at December 31, 2004 would be $543.8 million (2003 - $366.6 million) under United States accounting principles. In addition, other assets, share capital and contributed surplus would be $14.4 million (2003-$13.3 million), $470.1 million (2003-$465.4 million) and $6.0 million (2003-$6.0 million) respectively.

17.	Tender offer for Goldcorp Inc.:

On December 16, 2004, the Company announced an offer to acquire all of the shares of Goldcorp Inc. (“Goldcorp”), a Canadian public mining company. On January 7, 2005, the Company formalized its offer by way of a Take-over Bid Circular. Under the terms of the offer, the Company would acquire all of the issued and outstanding common shares of Goldcorp in exchange for common shares of the Company, at an exchange ratio of 0.89 of a common share of the Company for each common share of Goldcorp. The proposed transaction was subject to several conditions, some of the most significant of which were that Goldcorp’s proposed transaction with Wheaton River Minerals Ltd. (“Wheaton River”) did not get approved by the shareholders of Goldcorp and not less than two-thirds of the outstanding Goldcorp common shares were validly deposited under the offer and not withdrawn at the expiry time. The original offer was set to expire on February 14, 2005. On February 7, 2005, the Company announced an amendment to their offer for Goldcorp, whereby the Company offered 0.92 of a common share of the Company for each common share of Goldcorp. The Company filed a notice of variation and extension dated February 7, 2005 in connection with this amended offer. This amended offer was to expire on February 24, 2005.

In conjunction with the offer for Goldcorp, at an extraordinary shareholders meeting on February 9, 2005, the Company’s shareholders removed the restriction on the number of common shares the Company is authorized to issue by majority vote of all shareholders present. At an extraordinary shareholders meeting of Goldcorp on February 10, 2005, more than 50% of the Goldcorp shareholders approved Goldcorp’s proposed plan of arrangement with Wheaton River. Accordingly, the Company announced that it was allowing its offer for Goldcorp to expire. The deferred take-over bid costs associated with this transaction will be written off as a charge to operations in the first quarter of 2005.